SEC Mail Processing Section

MAR 01 2011

Washington, DC 106

SE(11019535 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TheMuniCenter, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 Third Avenue, 14th Fl.
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Henderson 646-237-4313 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas S. Vales, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TheMuniCenter, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Mary F. Rodriguez
Notary Public, State of New York
No. 01RO6021739
Qualified in Queens County
Commission Expires March 22, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THEMUNICENTER, L.L.C.

FINANCIAL STATEMENT

AS OF DECEMBER 31, 2010

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Member of
TheMuniCenter, L.L.C.

We have audited the accompanying statement of financial condition of TheMuniCenter, L.L.C. (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TheMuniCenter, L.L.C. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Louis Sternbach & Company LLP
Certified Public Accountants

February 4, 2011
New York, New York

THEMUNICENTER, L.L.C.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010

ASSETS

ASSETS	
Cash and cash equivalents	$23,790,083
Receivables:	
Brokers and dealers	3,025,855
Computer software and hardware (net of accumulated depreciation of $1,323,704)	264,344
Office facilities and equipment (net of accumulated depreciation of $342,989)	564,928
Other assets	2,017,007
TOTAL ASSETS	$29,662,217

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due from brokers and dealers	$ 2,652,794
Accounts payable and accrued liabilities	4,870,087
TOTAL LIABILITIES	7,522,881
COMMITMENTS AND CONTINGENT LIABILITIES	
MEMBER'S EQUITY	22,139,336
TOTAL LIABILITIES AND MEMBER'S EQUITY	$29,662,217

The accompanying notes are an integral part of this financial statement

THEMUNICENTER, L.L.C.

NOTES TO FINANCIAL STATEMENT

AS OF DECEMBER 31, 2010

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

TheMuniCenter, L.L.C., ("the "Company") was formed on June 8, 2000 and became a U.S. registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The firm is also a member of the Municipal Securities Rulemaking Board, as well as the Securities Investor Protection Corporation.

TheMuniCenter is a Delaware limited liability company ("L.L.C.") whose sole member is TheDebtCenter, L.L.C. ("Parent"). The Parent is also a Delaware L.L.C., whose members are Merrill Lynch, Pierce, Fenner & Smith Inc., MSDW Fixed Income Ventures, Inc., Citigroup Financial Products Inc. and FSA Portfolio Management Inc. (collectively, the "Members").

The Company operates a trading platform for the purpose of matching buyers and sellers in the fixed income securities market. The Company acts as principal in these transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. In January 2010, the Company became a direct member of the clearing house, self-clearing all broker dealer transactions in municipal and corporate security transactions. All other security transactions clear through a clearing broker-dealer on a fully disclosed basis.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

COMMISSIONS

The Company records commissions on a trade date basis. Commissions represent the spread earned on matched principal transactions.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - continued

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

COMPUTER SOFTWARE AND HARDWARE

These assets are stated at cost less related accumulated depreciation. Computer software consists of purchased software, as well as internally developed software. Computer hardware is depreciated and purchased software is amortized on a straight-line basis over the estimated useful lives of the assets, generally not exceeding three years. Internally developed software is depreciated over five years.

OFFICE FACILITIES AND EQUIPMENT

This consists of fixed assets, which are carried at cost less related accumulated depreciation. Fixed assets are depreciated on a straight-line basis over three to seven years.

INCOME TAXES

The Company is a single member L.L.C. and is therefore treated as a disregarded entity under federal income tax regulations. New York State and New York City recognize the federal entity classification of a single member L.L.C. as a disregarded entity and generally follow its resulting tax consequences. As such, no provision for federal, state, or local income taxes is required as its sole member is responsible for reporting the Company's income or loss under applicable income tax statutes and regulations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

OPERATING LEASES

The Company has entered into obligations under three operating leases that will expire in 2019, 2013 and 2012. Under the first agreement, the Company was required to obtain a letter of credit. The Company obtained a letter of credit in the amount of $387,182 in lieu of a cash security deposit. Under the second agreement, the Company was also required to obtain a letter of credit in the amount of $129,135 in lieu of a cash security deposit. Under the third agreement, the company made a cash security deposit of $6,206. At December 31, 2010, the future minimum payments for this lease were as follows:

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES - continued

OPERATING LEASES - continued

2011	$ 897,670
2012	916,708
2013	898,127
2014	631,718
2015	631,718
Thereafter	2,194,880
Total	$6,170,821

Total rent expense for 2010 was $676,187 including operating expenses.

DEFERRED COMPENSATION

In 2007, the Company established the 2007 Equity Incentive Unit Plan. The purpose of the plan is to promote the Company's long-term financial interests by providing an increased incentive to certain employees to make significant contributions to the performance and long-term growth of the Company. In 2010, there was no activity in the plan.

NOTE 3 - EMPLOYEE BENEFIT PLAN

The Company offers its employees a 401(k) plan. Under the plan eligible employees in 2010 could defer up to $16,500 for the year, in addition to a $5,500 catch-up contribution for employees 50 years of age or older. For 2010 the Company elected to make a discretionary contribution on behalf of its employees in the amount of $220,000.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company clears some securities transactions through a broker-dealer affiliate of one of the Members. The Company incurred $200,792 of clearing fees during the year. At December 31, 2010, the Company had a net payable of $37,883 to the clearing firm.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer and, accordingly, is subject to the minimum net capital requirements of the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company must maintain a minimum net capital requirement that is the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, pursuant to SEC Rule 15c3-1(a)(1)(ii). At December 31, 2010, the Company's net capital and excess net capital were $19,714,243 and $19,389,570, respectively.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.